UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

First National Corporation

(Name of Issuer)
Common stock, par value $1.25 per share

(Title of Class of Securities)
32106V107

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32106V107	SCHEDULE 13G/A	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS Siena Capital Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 316,343
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 316,343
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,343
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 32106V107	SCHEDULE 13G/A	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS Siena Capital Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 32106V107	SCHEDULE 13G/A	Page 4 of 7 Pages

Item 1.	(a) Name of Issuer

First National Corporation

(b) Address of Issuer’s Principal Executive Offices

112 West King Street

Strasburg, Virginia 22657

Item 2.	(a) Name of Person Filing

Siena Capital Partners I, L.P.

Siena Capital Partners GP, LLC

(b) Address of Principal Business Office, or, if none, Residence

205 West Wacker Drive, Suite 1950B

Chicago, IL 60606

(c) Citizenship

Siena Capital Partners I, L.P. is a Delaware limited partnership.

Siena Capital Partners GP, LLC is a Delaware limited liability company.

(d) Title of Class of Securities

Common stock, par value $1.25 per share

(e) CUSIP No.:

32106V107

CUSIP No. 32106V107	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 32106V107	SCHEDULE 13G/A	Page 6 of 7 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Siena Capital Partners I, L.P. may be deemed to beneficially own 316,343 shares of Common Stock and Siena Capital Partners GP, LLC may be deemed to beneficially own 0 shares of Common Stock. Siena Capital Partners GP, LLC is the general partner of Siena Capital Partners I, L.P.

(b) Percent of class: Siena Capital Partners I, L.P. may be deemed to beneficially own 5.05% of the Common Stock and Siena Capital Partners GP, LLC may be deemed to beneficially own 0% of the Common Stock. The percentages are based on 6,260,934 shares of Common Stock outstanding as of November 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

(c) Number of shares as to which Siena Capital Partners I, L.P. has:

(i) Sole power to vote or to direct the vote: 316,343

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 316,343

(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Siena Capital Partners GP, LLC has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

 Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 32106V107	SCHEDULE 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Siena Capital Partners I, L.P.

By:	/s/ David Abraham
	Name:	David Abraham
	Title:	Manager

Siena Capital Partners GP, LLC

By:	/s/ David Abraham
	Name:	David Abraham
	Title:	Manager